EXHIBIT 1

June 30, 2017

Board of Directors

Calmare Therapeutics, Inc.

1375 Kings Highway, Suite 400

Fairfield, CT 06824-5380

CTT@CalmareTherapeutics.com

Dear Members of the Board:

As shareholders of Calmare Therapeutics, Inc. (“Calmare” or the “Company”) who collectively own more than 22% (22.3%) of the common stock of Calmare, we write to express our ongoing concern and extreme disappointment regarding the underperformance and mismanagement of the Company – a problem that has existed for many years with no signs of improvement. We have waited for management to deliver on a strategic growth plan that has failed to gain any traction and are reaching a point at which management’s failure to deliver shareholder value will no longer be tolerated. The Company’s failure to file its annual Form 10-K for the year ended December 31, 2016 or quarterly Form 10-Q for the period ending March 31, 2017 has only exacerbated the situation and increased our frustration. This mismanagement (coupled with a lack of accountability) is part of a long- standing pattern of abuses by management and the Board and needs to change.

Despite the languishing stock price, senior management’s compensation has done nothing but go up. Clearly, senior management’s compensation is in no way tied to shareholder return. As you know, the Board has a responsibility and fiduciary duty to shareholders, and job preservation for senior management at the expense of shareholder returns is not consistent with fulfilling that duty. Equally concerning is the Board’s recent invalid and wrongful removal of Stanley Yarbro, Ph.D. as a member of the Board (as inaccurately reported in the Form 8-K filed by the Company on March 18, 2017).

We are currently seeking to have a meeting with the Board to address the above-referenced concerns including, but not limited to, senior management, Board composition, financial condition and/or operations of the Company (including financing, spending, business strategy, compensation, debt, and dilution of stock), and how to maximize shareholder value. While we are hopeful that we can resolve these longstanding issues with the Board, in the event that turns out to be not possible, we reserve the right to consider all available options to benefit the shareholders, including, without limitation, commencement of a consent solicitation, proxy solicitation or tender offer.

We believe that there is still tremendous value in Calmare, but are concerned that this value will be further destroyed as long as the Company fails to take meaningful steps to maximize this value. We are hopeful that this message will resonate and look forward to hearing back from you with a proposed date to further discuss the above-referenced concerns.

Dated: June 30, 2017.

/s/ Stanley Yarbro
Stanley Yarbro, as authorized representative of certain shareholders